Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-222977

Registration Statement No. 333-222977-01

Issuer Free Writing Prospectus, dated February 20, 2018

SPRINT CORPORATION

7.625% Notes due 2026

This Issuer Free Writing Prospectus, dated February 20, 2018 relates to the 7.625% Notes due 2026 (the “Notes”) of Sprint Corporation (the “Issuer”) and should be read together with the Preliminary Prospectus Supplement dated February 20, 2018 (the “Preliminary Prospectus Supplement”) relating to the Notes.

Issuer:	Sprint Corporation

Security:	7.625% Notes due 2026

Size:	$1,500,000,000 aggregate principal amount

Maturity Date:	March 1, 2026

Coupon:	7.625%

Offering Price:	100.000% of face amount

Gross Proceeds:	$1,500,000,000

Net Proceeds to Issuer (before expenses):	$1,481,250,000

Yield to Maturity:	7.625%

Spread to Treasury:	+475 basis points

Benchmark Treasury:	UST 1.625% due February 15, 2026

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2018

Regular Record Dates:	February 15 and August 15

Make-Whole Call:	Prior to November 1, 2025 (the “First Par Call Date”), at the Treasury Rate plus 50 basis points to the First Par Call Date

Par Call:	At any time on or after the First Par Call Date, at 100% of the principal amount of the Notes to be redeemed

Change of Control Triggering Event:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to purchase the Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued but unpaid interest to, but excluding, the date of repurchase (all as described in the Preliminary Prospectus Supplement).

Settlement:	(T+2) February 22, 2018

CUSIP:	85207U AK1

ISIN:	US85207UAK16

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC Deutsche Bank Securities Inc. Mizuho Securities USA LLC

Co-Managers:	Citigroup Global Markets Inc. Barclays Capital Inc. Credit Agricole Securities (USA) Inc.

Change in Offering Size

The aggregate principal amount of Notes to be issued in the offering increased from $1,000,000,000 to $1,500,000,000. The incremental proceeds from the increase in the offering size will be used for general corporate purposes. As a result, all information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

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Sprint Corporation has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about Sprint Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement, including the accompanying prospectus, if you request it by contacting J.P. Morgan Securities LLC at Attn.: HY Syndicate, 383 Madison Avenue, 3rd floor, New York, NY 10179 or calling collect 1-212-834-4533; or Goldman Sachs & Co. LLC at 200 West Street, New York, New York 10282, Attn: Prospectus Department, or calling 1-866-471-2526, by facsimile at 1-212-902-9316 or by e-mail at prospectus-ny@ny.email.gs.com.

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